New international banks join Wallbox’s financial restructuring plan

• HSBC and Citibank join the agreement, strengthening international financial support for Wallbox’s restructuring plan

Barcelona, April 20, 2026. – Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”, and together with its consolidated subsidiaries, the “Group”), a global provider of electric vehicle charging and energy management solutions, has completed the creditor accession process for its previously announced financial restructuring plan, with HSBC and Citibank among the creditors joining the plan.

The Company believes the broad participation reflects the confidence of the financial sector in the viability of the restructuring plan signed on April 8 with its main financial creditors and shareholders, as well as in Wallbox’s business strategy for the coming years.

“The support for our restructuring plan reflects growing confidence in a robust restructuring plan, and we believe underscores our partners’ confidence in Wallbox’s strategy and operational capabilities. This support allows us to continue moving forward with the implementation of the plan and the strengthening of our business,” said Enric Asunción, Co-founder and CEO of Wallbox.

Following the signing of the agreement, Wallbox secured approximately €11 million in interim financing from certain shareholders and participating banks, which provides near-term liquidity and marks further progress in the execution of the restructuring process.

The plan has been signed by the Company’s main financial creditors, including Spanish financial institutions, alongside international banks HSBC and Citibank. Other participating creditors include Banco Santander, Banco Bilbao Vizcaya Argentaria (BBVA), CaixaBank, Instituto de Crédito Oficial (ICO), Mora Banc Grup, S.A., Cofides, Institut Català de Finances (ICF), and EBN Banco de Negocios, S.A.

In addition, key strategic shareholders, including Orilla Asset Management, S.L., Inversiones Financieras Perseo, S.L. (Grupo Iberdrola), AM Gestio, S.L., Consilium, S.L., Mingkiri, S.L., and Enric Asunción, Co-founder and CEO of Wallbox, are participating in the plan. The plan also includes the participation of the Generalitat de Catalunya, through IFEM, as a new institutional investor.

The restructuring plan has been submitted for court approval before the Commercial Court of First Instance in Barcelona. Once approved, the plan will become binding on all affected creditors, allowing Wallbox to move forward with its new capital structure.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of Wallbox’s planned restructuring, including the approval of the restructuring plan by the applicable Spanish court; the negotiation and execution of definitive agreements giving effect to the restructuring plan on the terms described herein; the expected completion of the capital increase; the anticipated repayment of the bridge loan by set-off against subscription obligations; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the restructuring.

The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the restructuring plan may not be approved by the Spanish court or become effective on the anticipated timeline or at all; that the terms of the restructuring may be modified in the course of finalizing definitive documentation; as well as Wallbox’s history of operating losses; its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com

Source: Wallbox N.V.